August 1, 2011

Rebecca A. Marquigny, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

RE:	Initial filing of the Registration Statement for Principal Variable Universal Life
Income III (File No. 333-175768) on Form N-6 for Principal National Life
Insurance Company Variable Life Separate Account (the “Registration
Statement”) (Accession No: 0000898745-11-000511)

Dear Ms. Marquigny:

Principal National Life Insurance Company (“PNL”) filed the Registration Statement with the Securities and Exchange Commission (the “Commission”) on July 25, 2011.
Principal Variable Universal Life Income III (“VULI III”) is a flexible premium variable universal life insurance policy.

Request for Selective Review

The purpose of this letter is to request selective review of the Registration Statement pursuant to the procedures set forth in Investment Company Act Release No. 13768
(February 15, 1984). We believe that selective review is appropriate because VULI III is modeled on and substantially similar to another flexible premium variable universal life insurance policy that is registered with the Commission and which the Commission’s staff has extensively reviewed. This latter policy is called Principal Variable Universal
Life Income II (“VULI II”) (File No. 333-146896; originally filed on October 24, 2007).
Accompanying this letter is a copy of the VULI III prospectus included in the
Registration Statement, and a redlined version of the VULI III prospectus marked to show changes from the most recent filing of the VULI II prospectus under the Securities
Act of 1933.

VULI III will offer the same investment options that are available under VULI II.
Additionally, the VULI III prospectus includes disclosure that is substantially identical to comparable disclosure in the VULI II prospectus.

Rebecca A. Marquigny, Esq.
August 1, 2011

Material Differences between VULI III and VULI II

1. Different Registrant and Depositor

PNL is the registrant, and PNL’s Variable Life Separate Account is the depositor, for
VULI III. Principal Life Insurance Company (“PLIC”) is the registrant, and PLIC’s
Variable Life Separate Account is the depositor, for VULI II. Both PNL and PLIC are wholly-owned subsidiaries of Principal Financial Services, Inc. (“PFS”), which in turn is a wholly-owned subsidiary of Principal Financial Group, Inc.

PLIC currently offers life insurance products in all 50 states and the District of Columbia.
PNL is replacing PLIC as the PFS subsidiary to offer individual life insurance products in all states but New York, and in the District of Columbia. PLIC will continue to offer individual life insurance products in New York. PLIC will also continue to service all of its existing fixed and variable life insurance policies.

2. Differences in Riders

VULI III will offer all of the riders that are offered under VULI II except for the following:

• Surrender Charge Adjustment Rider
• Accidental Death Benefit Rider

3. Net Amount at Risk

The formula that VULI III will use to determine the amount upon which cost of insurance charges are based will differ from the formula that VULI II uses. Consequently, cost of insurance charges will be slightly higher for VULI III than they are for VULI II.

4. Interest Credited for Net Premiums Allocated to the Fixed Accounts

Net premiums allocated to the fixed accounts accrue interest daily at an effective annual rate of 3% (compounded annually) under VULI II. The rate will be 2% under VULI III.

5. Sales Commissions

The sales commission levels and schedules for VULI II and VULI III differ.

Rebecca A. Marquigny, Esq.
August 1, 2011

6. Charges

Surrender Charge. VULI III imposes a surrender charge for full surrenders within 10 years of the policy date or a face amount increase. This time period is shortened from 14 years under VULI II.

Sales Charge. The current sales charge for VULI III will be 4.25% for the first policy year. After the first policy year, the sales charge will fall to 3.00%. The current sales charge for VULI II is 3.00%, regardless of the policy year.

Asset Based Charge. The current and maximum asset based charges for VULI III will be reduced to .15% under VULI III. The current and maximum asset based charges for
VULI II are .70%.

In addition to the changes noted above, we have modified certain disclosure in the VULI
III prospectus for clarity and for consistency with other PLIC prospectuses. All of the changes appear and are marked in the redlined version.

We will amend this filing at a later date to add all financial statements, exhibits, and other required disclosure not included with this filing.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we understand that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this request for selective review. Please feel free to contact me with any comments or questions.

Sincerely,

/s/ Charles M. Schneider

Charles M. Schneider
Counsel
711 High Street
Des Moines, IA 50392
(515) 246-5688
Schneider.Charles@Principal.com

Enclosures